Exhibit (a)(5)

NUANCE COMMUNICATIONS, INC.
VOLUNTARY STOCK OPTION EXCHANGE PROGRAM
PROMISE TO GRANT STOCK OPTION

In exchange for your agreement to cancel a stock option covering              shares of common stock (“Old Option”) granted by Nuance Communications, Inc. (“Nuance”), Nuance hereby promises to grant you a stock option covering              shares of Nuance’s common stock no earlier than October 2, 2002 (the “New Option”). The exercise price of the New Option will be the closing price of Nuance’s common stock as listed on the Nasdaq National Market on the last market trading day prior to the date of grant of the New Option.

The New Option will be vested and exercisable on its date of grant as to one eighth ( 1/8th) of the shares subject to it and shall vest and become exercisable as to one forty-eighth ( 1/48th) of the shares subject to the New Option each month thereafter on the same day of the month as the cancellation date of the Old Option such that the New Option will be fully vested and exercisable four (4) years following the cancellation date of the Old Option, subject to your continued employment with Nuance or one of its subsidiaries on each such date. If you work or reside in Canada, then for purposes of vesting in the new option, your employment with Nuance or one of its subsidiaries will be considered to have been terminated on the earlier of (i) the date your employment with Nuance or one of its subsidiaries actually terminates, or (ii) the date your employer provides you with notice of termination from Nuance or one of its subsidiaries.

The New Option will otherwise be subject to:

•	the standard terms and conditions under Nuance’s 2000 Stock Plan (the “Plan”); and

•	a new option agreement between Nuance and you.

In order to receive the New Option, you must be an eligible employee of Nuance or one of its subsidiaries on the date the New Option is granted. This promise to grant does not constitute a guarantee of employment with Nuance or any of its subsidiaries for any period. Your employment with Nuance or any of our subsidiaries remains “at-will” and can be terminated by either you or Nuance at any time, with or without cause or notice, subject to the provisions of the laws of your country of residence. If you voluntarily terminate your employment with Nuance or any of its subsidiaries or if your employment is terminated by Nuance or any of its subsidiaries for any reason whatsoever before the New Option is granted, you will lose all rights you have to receive the New Option.

This Promise to Grant Stock Option is subject to the terms and conditions of the Offer to Exchange dated March 1, 2002, the memorandum from Ronald A. Croen dated March 1, 2002, and the Election Form previously completed and submitted by you to Nuance, all of which are incorporated herein by reference. These documents reflect the entire agreement between you and Nuance with respect to this transaction. This Promise to Grant Stock Option may only be amended by means of a writing signed by you and a duly authorized officer of Nuance.

NUANCE COMMUNICATIONS, INC.

By:	Date: